UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Dynagas LNG Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

Y2188B108
(CUSIP Number)

Dynagas Holding Ltd.
Trust Company Complex
Ajeltake Road, Ajeltake Island
Majuro, Marshall Islands MH96960

With a copy to:
Gary J. Wolfe, Esq.
Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2188B108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dynagas Holding Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,595,000 common units*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,595,000 common units*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,595,000 common units*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.9%**

14.	TYPE OF REPORTING PERSON

CO

*   Includes (i) 610,000 common units representing limited partner interests ("Common Units") issued to Dynagas Holding Ltd. ("Dynagas Holding") in connection with the formation of Dynagas LNG Partners LP (the "Partnership") in October 2013 and  (ii) 14,985,000 Common Units issued to Dynagas Holding, effective January 23, 2017, upon the one-to-one conversion of the of all the issued and outstanding subordinated units representing limited partner interests ("Subordinated Units") upon the expiration of the Subordination Period as defined and set forth in the Third Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP, dated July 20, 2015 (the "Limited Partnership Agreement"). Dynagas Holding also owns a 0.1% General Partner Interest in the Partnership though Dynagas GP LLC, the Partnership's General Partner, which is wholly owned by Dynagas Holding.

**   Calculation of percentage based on a total of 35,490,000 Common Units issued and outstanding as of the date hereof after giving effect to the conversion of the Subordinated Units.

CUSIP No.	Y2188B108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Crowned Eagle Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,595,000 common units(1)*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,595,000 common units(1)*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,595,000 common units(1)*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.9%**

14.	TYPE OF REPORTING PERSON

CO

(1) Crowned Eagled Limited ("Crowned Eagle") owns a 50.4% interest in Dynagas Holding and is beneficially owned by Mr. Georgios Prokopiou, one of the other Reporting Persons. The remaining 49.6% interest in Dynagas Holding is beneficially owned by Mr. Prokopiou's four daughters, Elisavet Prokopiou, Johanna Procopiou, Marina Kalliopi Prokopiou, and Maria Eleni Prokopiou through investment holding companies.

*    Includes (i) 610,000 Common Units issued to Dynagas Holding in connection with the formation of the Partnership in October 2013 and (ii) 14,985,000 Common Units issued to Dynagas Holding, effective January 23, 2017, upon the one-to-one conversion of the Subordinated Units upon the expiration of the Subordination Period as defined and set forth in the Limited Partnership Agreement.

**   Calculation of percentage based on a total of 35,490,000 Common Units issued and outstanding as of the date hereof after giving effect to the conversion of the Subordinated Units.

CUSIP No.	Y2188B108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Georgios Prokopiou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[x]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,595,000 common units(1)*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,595,000 common units(1)*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,595,000 common units(1)*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.9%**

14.	TYPE OF REPORTING PERSON

IN

(1) Mr. Prokopiou is the ultimate beneficial owner of Crowned Eagle, one of the other Reporting Persons.  Mr. Prokopiou may therefore be deemed to beneficially own 15,595,000 Common Units of the Partnership through his control over Dynagas Holding.

*   Includes (i) 610,000 Common Units issued to Dynagas Holding in connection with the formation of the Partnership in October 2013 and (ii) 14,985,000 Common Units issued to Dynagas Holding, effective January 23, 2017, upon the one-to-one conversion of the Subordinated Units upon the expiration of the Subordination Period as defined and set forth in the Limited Partnership Agreement.

**   Calculation of percentage based on a total of 35,490,000 Common Units issued and outstanding as of the date hereof after giving effect to the conversion of the Subordinated Units.

CUSIP No.	Y2188B108

This Schedule 13D is being filed by the Reporting Persons named in Item 2 below to report the ownership of 15,595,000 Common Units of the Partnership, which consist of (i) 610,000 Common Units issued to Dynagas Holding in connection with the formation of the Partnership in October 2013, and (ii) 14,985,000 Common Units issued to Dynagas Holding, effective January 23, 2017, upon the one-to-one conversion of the Subordinated Units upon the expiration of the Subordination Period as defined and set forth in the Limited Partnership Agreement.

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13D because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities of the Partnership. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Exchange Act, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit A.

Item 1.	Security and Issuer.

This Schedule 13D is being filed with respect to the Common Units of the Partnership. The address of the Partnership's principal executive offices is 23, Rue Basse, 98000 Monaco.

Item 2.	Identity and Background.

(a), (b), (c), (f)
This Schedule 13D is being filed by (i) Dynagas Holding Ltd., a corporation organized under the laws of the Republic of the Marshall Islands, (ii) Crowned Eagle Limited, a corporation organized under the laws of  Nevis, and (iii) and Mr. Georgios Prokopiou, a citizen of Greece who resides in Monaco (together, the "Reporting Persons").

The principal business address of Dynagas Holding is 23, Rue Basse, 98000 Monaco. The principal business of Dynagas Holding is to engage in the seaborne transportation industry through the ownership and operation of liquefied natural gas vessels. Konstantinos Lampsias is the President, Secretary, Treasurer and sole director of Dynagas Holding with a principal business address at 97 Poseidonos Ave & 2 Foivis Street, 166 74 Glyfada, Athens, Greece. Mr. Lampsias is a citizen of Greece. The principal business of Mr. Lampsias is with Dynagas Holding.

The principal business address of Crowned Eagle is Hunkins Waterfront Plaza, Suite 556, Main Street, Charlestown, Nevis. Crowned Eagle owns a 50.4% interest in Dynagas Holding. The remaining 49.6% interest in Dynagas Holding is indirectly beneficially owned by Mr. Prokopiou's four daughters through investment holding companies. Direct North Limited, a corporation organized under the laws of Mauritius, is the President and a director of Crowned Eagle. Direct Australis Limited, a corporation organized under the laws of Mauritius, is the Treasurer and a director of Crowned Eagle. Direct Title Limited, a corporation organized under the laws of Mauritius, is the Secretary and a director of Crowned Eagle. The principal business of the foregoing three entities is with Crowned Eagle and each have a principal business address at 12th Floor, Standard Chartered Tower, 19 Bank Street, Cybercity, Ebene, 72201, Republic of Mauritius.

The principal business address of Mr. Prokopiou is 23, Rue Basse, 98000 Monaco.  Mr. Prokopiou also resides in Monaco. Mr. Prokopiou is the Chairman of the Board of Directors of the Partnership and is the ultimate beneficial owner of Crowned Eagle. As a result of the foregoing, the total Common Units reported as beneficially owned by each of Dynagas Holding and Crowed Eagle are reported as beneficially owned by Mr. Prokopiou

(d)	During the past five years, none of the Reporting Persons or any of the directors of officers listed above have been, to the best of their knowledge, convicted in a criminal proceeding.

(e)
 During the past five years, none of the Reporting Persons or any of the directors or officers listed above have been, to the best of their knowledge, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the 14,985,000 issued and outstanding Subordinated Units were converted into Common Units on a one-for-one basis for no additional consideration, effective January 23, 2017, upon the expiration of the Subordination Period as defined and set forth in Limited Partnership Agreement. No cash consideration was paid in connection with this conversion.

Item 4.	Purpose of Transaction.

The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Dynagas Holding may be deemed to be the beneficial owner of 15,595,000 Common Units, constituting 43.9% of the Partnership's Common Units based on 35,490,000 Common Units issued and outstanding. Dynagas Holding has the sole power to vote or direct the vote of 0 Common Units and the shared power to vote or direct the vote of 15,595,000 Common Units. Dynagas Holding has the sole power to dispose or direct the disposition of 0 Common Units and the shared power to dispose or direct the disposal of 15,595,000 Common Units.

As of the date hereof, Crowned Eagle, through its 50.4% ownership interest in Dynagas Holding, may be deemed to be the beneficial owner of 15,595,000 Common Units, constituting 43.9% of the Partnership's Common Units based on 35,490,000 Common Units issued and outstanding. Crowned Eagle has the sole power to vote or direct the vote of 0 Common Units and the shared power to vote or direct the vote of 15,595,000 Common Units. Crowned Eagle has the sole power to dispose or direct the disposition of 0 Common Units and the shared power to dispose or direct the disposal of 15,595,000 Common Units.

As of the date hereof, Mr. Prokopiou may be deemed to beneficially own 15,595,000 Common Units, through his ownership of Crowned Eagle and Dynagas Holding, constituting 43.9% of the Partnership's Common Units based on 35,490,000 Common Units issued and outstanding. Mr. Prokopiou has the sole power to vote or direct the vote of 0 Common Units and the shared power to vote or direct the vote of 15,595,000 Common Units. Mr. Prokopiou has the sole power to dispose or direct the disposition of 0 Common Units and the shared power to dispose or direct the disposal of 15,595,000 Common Units.

	(e)	Other than the transactions described in Item 4 above, there have been no transactions by the Reporting Persons in the Common Units during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement by and between Reporting Persons.

Exhibit B: Third Amended and Restated  Agreement of Limited Partnership of Dynagas LNG Partners LP (incorporated herein by reference to the Partnership's Registration Statement on Form 8-A12, filed with the Securities and Exchange Commission on July 23, 2015).
Exhibit C: General Power of Attorney of Crowned Eagle Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2017
(Date)
/s/ Georgios Prokopiou
Georgios Prokopiou

Dynagas Holding Ltd.

By: /s/ Konstantinos Lampsias
Name: Konstantinos Lampsias Title: Sole Director

Crowned Eagle Limited

By: /s/ Ioannis Edipidis
Name: Ioannis Edipidis Title: Attorney-in-Fact

EXHIBIT A

Joint Filing Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the common units of Dynagas LNG Partners LP to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: February 6, 2017

/s/ Georgios Prokopiou
Georgios Prokopiou

Dynagas Holding Ltd.

By: /s/ Konstantinos Lampsias
Name: Konstantinos Lampsias Title: Sole Director

Crowned Eagle Limited

By: /s/ Ioannis Edipidis
Name: Ioannis Edipidis Title: Attorney-in-Fact

EXHIBIT C

GENERAL POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that CROWNED EAGLE LIMITED a corporation organized and existing under the laws of Nevis, (the "Corporation"), has made, constituted and appointed and by these presents does make, constitute and appoint Mr. Ioannis Edipidis, Mr. Konstantinos Lampsias, all of 97 Poseidonos Ave. & 2 Foivis Street, 166 74, Glyfada, Attica, Greece, and each of them acting alone, as its true and lawful attorney-in-fact and/or as its tax representative, for it and in its name, place and stead in relation to the following matters (i) to execute, sign, enter into, acknowledge, perfect and do all such agreements, instruments, acts and things whatsoever as, in the discretion of the attorney-in-fact so acting may be deemed required or desirable from time to time under the laws, regulations and usages of any country in which such may be deemed required or desirable by the attorney-in-fact so acting in connection with all matters before any tax authority, court or any other public authority in any such country, including but not limited to making and filing all applications and declarations (V.A.T. or otherwise) whatsoever required with tax authorities as the attorney-in-fact so acting may, from time to time, deem necessary or desirable, (ii) in general, to sign any agreements, documents or applications or forms of whatsoever nature and take any action required on behalf of the Corporation.

This General Power of Attorney shall not be transferable and shall be capable of summary revocation by the Corporation. This General Power of Attorney shall expire on the 1st February 2018.

The Corporation shall indemnify and keep such attorneys-in-fact indemnified against all claims, demands, costs, damages, losses and expenses howsoever arising consequent upon the lawful exercise of all or any of the powers and authorities contained herein, unless this Power of Attorney is revoked and proper notice of revocation is given to each and every attorney-in-fact.

IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed by its duly authorized signatory as of the 2nd February 2017.

/s/ Ruma Kissoondharry
 DIRECT NORTH LIMITED
President/Director
By: Ruma Kissoondharry
Director